Filed by: V.I. Technologies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Panacos Pharmaceuticals, Inc.

Exchange Act File No. 0-24241

V.I. Technologies to Merge with Panacos Pharmaceuticals

— Merger Creates New Biopharmaceutical Company with

Pipeline Expanded into Antiviral Therapeutics

Watertown, MA (June 3, 2004) — V.I. Technologies, Inc. (Nasdaq: VITX) (“Vitex” or “the Company”), a biotechnology company dedicated to developing novel anti-infective technologies, announced today that it has entered into a definitive merger agreement with privately-held Panacos Pharmaceuticals, a biotechnology company discovering and developing novel antiviral drugs for the treatment of HIV infection and other major human viral diseases. The merger will expand Vitex’s anti-infective capabilities beyond blood safety into therapeutic pharmaceutical products, including Panacos’ pipeline of next-generation antiviral drugs and its proprietary antiviral drug discovery platforms.

Panacos is currently conducting Phase I clinical trials of PA-457, the first in a new class of oral HIV drugs that inhibit the last stage in the virus life cycle, virus maturation, a new drug target discovered by Panacos. PA-457 addresses drug resistance, today’s most pressing problem in HIV therapy. Potent activity against HIV strains resistant to current therapies, including inhibitors of reverse transcriptase and viral protease, has been observed in pre-clinical studies of PA-457. It also appears to act synergistically when given in combination with these approved drugs. Panacos recently announced successful completion of the first, single dose escalation Phase I clinical trial of PA-457 and, based on the favorable results, initiation of the second, multiple dose Phase I study. A summary of PA-457 data will be presented in July, 2004 at the XV International AIDS Conference in Bangkok.

“This transaction represents a tremendous opportunity for Vitex to expand our anti-infective portfolio into high-value therapeutics,” stated John Barr, President and CEO of Vitex. “The Panacos acquisition will add a promising clinical stage therapeutic drug candidate, an innovative technology platform and a proven product development team.”

Dr. Samuel K. Ackerman, currently Vitex Chairman will be Chairman and CEO of the combined company and Mr. Barr will continue as President. Dr. Ackerman commented, “Addition of PA-457 will be the first step in our planned expansion of Vitex’s clinical anti-infective pipeline beyond the ongoing Phase III INACTINE program. We look forward to building a robust clinical portfolio of therapeutic products for serious infections to complement our blood safety program.” Dr. Ackerman is also currently serving as Chairman and Acting CEO of Panacos.

Graham P. Allaway, Ph.D., Chief Operating Officer and co-founder of Panacos, who will continue to have responsibility for the Panacos programs in the combined company, also commented, “We are very pleased to join forces with Vitex to create a leading portfolio of anti-infective product candidates,” said Dr. Allaway. “In particular, we look forward to working with Vitex to accelerate the development of our promising pipeline, and to advancing towards our goal of achieving important near-term development objectives for PA-457.”

Under the terms of the transaction, Vitex will issue 25 million common shares in exchange for all outstanding Panacos shares upon the close of the transaction. Vitex will issue up to an additional 20 million common shares to Panacos shareholders upon the successful completion of certain clinical milestones. Panacos has raised $26.6 million in private financings and has sufficient cash to fund its operations through 2004 and into early 2005.

The Boards of Directors of Vitex and Panacos have approved the transaction. The transaction is expected to close in the third quarter of 2004 and is subject to approval by shareholders of both companies and other customary closing conditions.

The Company will host a live webcast with a slide presentation and conference call today at 10:00 AM Eastern time to discuss the transaction. The webcast may be accessed via the home page of the Company’s web site at www.vitechnologies.com. A replay of the webcast will be available via a link from the Company’s web site immediately after completion of the call, and will be archived for on-demand replay for 60 days.

The conference call may be accessed by dialing 800-795-1259, for domestic callers, and 785-832-2422, for international callers. A replay of the conference call will be archived for 60 days and may be accessed by dialing 888-274-8332 for domestic callers and 402-220-2325 for international callers.

About Vitex

Vitex is developing products designed to improve the safety of the world’s blood supply. The Company’s proprietary INACTINE™ technology, currently in a Phase III clinical trial, is designed to inactivate a wide range of viruses, bacteria and parasites, and has demonstrated its ability to remove prion proteins, while preserving the therapeutic properties of red blood cells. Over 40 million red cell units are transfused annually in the U.S., Europe and Japan. For more information on Vitex, please visit our web site at: www.vitechnologies.com.

About Panacos

Panacos Pharmaceuticals is engaged in the discovery and development of small molecule oral drugs for the treatment of HIV and other major human viral diseases. Panacos’ proprietary discovery technologies focus on novel targets in the virus life cycle, including virus fusion and virus maturation, the first and last steps of viral infection. More information on Panacos is available at www.Panacos.com.

Except for the historical information contained herein, the matters discussed are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties, such as execution of the Company’s financing plans, quarterly fluctuations in operating results, anticipated clinical trial timelines or results, the timely availability of new products, market acceptance of the Company’s products, the impacts of competitive products and pricing, government regulation of the Company’s products and other risks and uncertainties set forth in the Company’s filings with the Securities and Exchange Commission. These risks and uncertainties could cause actual results to differ materially from any forward-looking statements made herein.

Vitex plans to file a Registration Statement on Form S-4 in connection with the merger, and Vitex and Panacos expect to mail a Joint Proxy Statement/Prospectus to their stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Vitex, Panacos, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents when they are available through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov, and by calling Vitex Investor Relations at 617-926-1551.

Vitex and Panacos, and their respective directors, executive officers and certain members of management and employees may be soliciting proxies from Vitex and Panacos stockholders in favor of the adoption of the merger agreement and the transactions associated with the merger. A description of any interests that Vitex’s and Panacos’ directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus.